Exhibit 99.1

 August 7, 2025
Dear Fiverr International Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders of Fiverr International Ltd. (the “Meeting”), to be held on Wednesday, September 17, 2025, at 4:00 p.m. (Israel time), at our headquarters at 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. Our board of directors recommends that you vote “FOR” each of the Proposals listed in the Notice.

Only shareholders of record at the close of business on August 4, 2025, are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,

Micha Kaufman	Ron Gutler
Chairperson of the Board and Chief Executive Officer	Lead Independent Director

Notice of Annual General Meeting of Shareholders

To be Held on September 17, 2025

Dear Fiverr International Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of Fiverr International Ltd. (the “Company” or “Fiverr”), to be held on Wednesday, September 17, 2025, at 4:00 p.m. (Israel time), at our headquarters at 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel (the telephone number at that address is +972-72-2280910).

The following matters are on the agenda for the Meeting:

(1)
to re-elect each of Micha Kaufman, Ron Gutler and Gili Iohan as Class III directors, to serve until the Company’s annual general meeting of shareholders in 2028, and until their respective successors are duly elected and qualified; and

(2)
to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2025, and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its Audit Committee) to set the fees to be paid to such auditors.

In addition to considering the foregoing proposals, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2024.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on August 4, 2025, in person or through a broker, trustee, or other nominee that is one of our shareholders of record at such time, or which appears in the participant listing of a securities depository on that date.

Even if you plan to attend the Meeting, we encourage you to vote your shares by proxy in advance. If you hold your ordinary shares in your own name, you may vote by Internet, telephone, or by completing, signing, and returning the enclosed proxy card in the envelope provided, in accordance with the instructions therein. If you hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on August 4, 2025, you must follow the instructions included in the enclosed voting instruction form you receive from your bank, broker, or nominee, and may also be able to submit voting instructions to your bank, broker, or nominee via the Internet or by telephone. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you have previously consented to receive your proxy materials by email, you may vote by simply clicking the “VOTE NOW” button in the accompanying email. If you hold your ordinary shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate and to vote your ordinary shares in person at the Meeting (or to appoint a proxy to do so).

Our board of directors recommends that you vote FOR each of the above proposals, which are described in the proxy statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the Company’s ordinary shares constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to Thursday, September 25, 2025 (to the same time, and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Under the Companies Law and regulations promulgated thereunder, any shareholder who holds at least one percent (1%) of the Company's outstanding voting rights is entitled to request that the Board include a proposal to be voted on by the Company's shareholders, provided that such proposal is appropriate for consideration by shareholders at such meeting. Notwithstanding the aforementioned, under the Companies Law, only shareholders holding at least five percent (5%) of the Company's outstanding voting rights are entitled to request that the Board include at the Meeting a proposal related to the election or removal of a director from the Board. The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999, is August 14, 2025.  A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and furnished to the U.S. Securities and Exchange Commission under cover of Form 6-K.  Shareholders are also able to review the proxy statement at the “Investor Relations” portion of our website, which can be found at: https://investors.fiverr.com/ or at our headquarters at 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel, upon prior notice and during regular working hours (telephone number: +972-72-2280910) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading this Notice of Annual General Meeting of Shareholders and the Proxy Statement, please sign, date, and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received no later than 11:59 p.m. EDT on September 16, 2025, to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions will be provided in both the proxy statement and the proxy card.

By Order of the Board of Directors,

Micha Kaufman	Ron Gutler
Chairperson of the Board and Chief Executive Officer	Lead Independent Director

ii

Proxy Statement
______________

Annual General Meeting of Shareholders

To Be Held on September 17, 2025

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of Fiverr International Ltd. (the “Company” or “Fiverr”) to be voted at an Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held on Wednesday, September 17, 2025, at 4:00 p.m. (Israel time), at our headquarters at 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel.

This Proxy Statement, the attached Notice of Annual General Meeting of Shareholders, and the enclosed proxy card or voting instruction form are being made available to holders of Fiverr’s ordinary shares, beginning August 7, 2025.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on August 4, 2025, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time. You can vote your ordinary shares by attending the Meeting or by following the instructions under “How You Can Vote” below.  Our Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting:

(1)
to re-elect each of Micha Kaufman, Ron Gutler and Gili Iohan as Class III directors, to serve until the Company’s annual general meeting of shareholders in 2028, and until their respective successors are duly elected and qualified; and

(2)
to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2025, and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its Audit Committee) to set the fees to be paid to such auditors.

 In addition to considering the foregoing proposals, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2024.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above Proposals.

Quorum and Adjournment

On August 4, 2025, we had a total of 36,932,903 ordinary shares issued and outstanding.  Each ordinary share outstanding as of the close of business on August 4, 2025, is entitled to one vote on each of the proposals to be presented at the Meeting.  Under our articles of association, as amended from time to time (the “Articles of Association”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold ordinary shares representing at least 25% of our voting power.  If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to September 25, 2025 (to the same time and place). At such adjourned meeting, the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum.  A “broker non-vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the Meeting but does not vote on a particular Proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.  Brokers that hold ordinary shares in “street name” for clients (as described below) typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners.  The only item on the Meeting agenda that may be considered routine is Proposal No. 2 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025, and until the next annual general meeting of shareholders; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999 (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its ordinary shares if the shareholder wants its ordinary shares to count with regard to the proposals.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the proposals.

Apart from the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

How You Can Vote?

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

●     By Internet — If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet. If you have previously consented to receiving proxy materials by email from your nominee, you may simply click the “VOTE NOW” button in the accompanying email;

●     By telephone — If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

●     By mail — If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

Registered Holders

If you are a shareholder of record whose ordinary shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card by submitting your proxy in advance as noted above or to vote in person at the Meeting. Please follow the instructions on the proxy card.  You may change your mind and cancel your proxy by sending us a written notice, by submitting a later-dated proxy, or by voting in person at the Meeting.  We will not be able to count a proxy card from a registered holder unless we receive it at our headquarters at 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel, or Broadridge Financial Solutions, Inc. receives it in the enclosed envelope by no later than 11:59 p.m. EDT on September 16, 2025.

If you provide specific instructions (by marking a box) with regard to the proposals, your ordinary shares will be voted as you instruct.  If you sign and return your proxy card without giving specific instructions, your ordinary shares will be voted in favor of each proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 25 of the Company’s Articles of Association.

Beneficial Owners

If you are a beneficial owner of the ordinary shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee.  As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote your shares. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your ordinary shares.

You are also invited to attend the Meeting. However, because a beneficial owner is not a shareholder of record, you may not vote your ordinary shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your ordinary shares, giving you the right to vote the ordinary shares at the Meeting.

Who Can Vote?

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on August 4, 2025, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by delivering to us a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds shares in “street name” should follow the directions of, or contact, the bank, broker, or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders beginning August 7, 2025. Certain officers, directors, employees, and agents of Fiverr may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

Voting Results

The final voting results will be tallied by the Company based on information provided by Broadridge Financial Solutions, Inc. or otherwise. The overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (the “SEC”).

Availability of Proxy Materials

Copies of the Proxy Card, the Notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our website, which can be found at https://investors.fiverr.com/.  The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly as of August 4, 2025, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, based on public filings or information provided to us, (ii) each of our directors and executive officers individually, and (iii) all of our directors and executive officers as a group.  Except as otherwise set forth below, the street address of the beneficial owners is c/o Fiverr International Ltd., 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel.

Name of beneficial owner	Number(1)	%(2)
Principal Shareholders
Wellington Management Group LLP(3)	4,053,782	11.0%
Ameriprise Financial, Inc. (4)	1,870,478	5.1%

Directors and Executive Officers
Micha Kaufman(5)	3,120,553	8.2%
Ofer Katz(6)	462,160	1.2%
Joseph Levin	*	*
Matti Yahav	*	*
Sharon Steiner	*	*
Adam Fisher	*	*
Yael Garten	*	*
Ron Gutler	*	*
Gili Iohan	*	*
Jonathan Kolber(7)	2,088,143	5.7%
Nir Zohar	*	*
All executive officers and directors as a group (11 persons)	6,192,516	16.0%

*	Indicates ownership of less than 1%.

(1)
Beneficial ownership is determined in accordance with the SEC rules. Under the SEC rules, a person is deemed to be a ‘beneficial’ owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security.  A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Accordingly, ordinary shares relating to options currently exercisable or exercisable within 60 days as of August 4, 2025, and restricted share units (“RSUs”) that are subject to vesting conditions expected to occur within 60 days as of August 4, 2025, are deemed to be beneficially owned. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

(2)
The percentages shown are based on 36,932,903 ordinary shares issued and outstanding as of August 4, 2025. Ordinary shares relating to options currently exercisable or exercisable within 60 days as of August 4, 2025, and RSUs that are subject to vesting conditions expected to occur within 60 days as of August 4, 2025, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(3)
Based solely on a Schedule 13G/A filed on June 5, 2025, Wellington Management Group LLP, Wellington Group Holdings LLP and Wellington Investment Advisors Holdings LLP have shared voting power over 3,177,551 ordinary shares, and shared dispositive power over 4,053,782 ordinary shares. Wellington Management Company LLP has shared voting power over 3,164,081 ordinary shares, and shared dispositive power over 3,829,673 ordinary shares. The address of the reporting persons is c/o Wellington Management Company LLP, 280 Congress Street, Boston, MA 02210.

(4)
Based solely on a Schedule 13G filed on May 15, 2025, Ameriprise Financial, Inc. has shared voting power over 1,588,353 ordinary shares, and shared dispositive power over 1,870,478 ordinary shares. The address of the reporting persons is 145 Ameriprise Financial Center, Minneapolis, MN  55474.

(5)
Based on a Schedule 13G/A filed on February 14, 2025 and information provided to us, Mr. Kaufman holds 1,984,094 ordinary shares, 1,108,874 ordinary shares underlying options that are exercisable within 60 days as of August 4, 2025, at a weighted average exercise price of $74.6, which expire between 2026 and 2030, and 27,585 ordinary shares underlying RSUs that are subject to vesting conditions expected to occur within 60 days as of August 4, 2025.

(6)
Based on information provided to us, Mr. Katz holds 210,317 ordinary shares, 232,110 ordinary shares underlying options that are exercisable within 60 days as of August 4, 2025, at a weighted average exercise price of $93.02, which expire between 2027 and 2030, and 19,733 ordinary shares underlying RSUs that are subject to vesting conditions expected to occur within 60 days as of August 4, 2025.

(7)
Based on information reported on a Schedule 13G/A filed on July 31, 2025, represents (a) 264,366 ordinary shares held by Mr. Kolber directly, (b) 1,639,665 ordinary shares held by Anfield Ltd., over which Mr. Kolber has sole voting power, and (c) 184,112 ordinary shares held by Artemis Asset Holding Limited, on behalf of the Jonathan Kolber Bare Trust, of which Mr. Kolber is the sole beneficiary. Mr. Kolber may be deemed to have beneficial ownership of all of these ordinary shares, and his business address is 15 Ha’Sadot Rd., Kfar Shmaryahu, Israel.

CORPORATE GOVERNANCE

Overview

Fiverr is committed to effective corporate governance and independent oversight by our Board. Our programs and policies are informed by engagement with our shareholders as well as a guiding principle that the Board is accountable for representing the best interests of our shareholders, accomplished primarily through independence, diversity of experience and engagement with shareholders alongside additional key constituents.

Shareholder Engagement

We believe that effective corporate governance includes regular, constructive conversations with our shareholders. We are committed to maintaining an active dialogue to understand the priorities and concerns of our shareholders as we value their ideas and opinions. All feedback is reviewed and implemented as appropriate pursuant to the Company’s strategy, business growth and maturity stage. As part of our investor relations program, we engage with the vast majority of our institutional shareholders throughout the calendar year through quarterly earnings calls, investor conferences and investor meetings. Since 2021, we have annually conducted substantive discussions with shareholders on corporate governance, business performance, strategy, executive compensation and our efforts on sustainability matters. Accordingly, maintaining an active dialogue with our shareholders is consistent with our corporate values of open communication and accountability, and we intend to continue these efforts in the future.

Board Structure

Our Articles of Association provide that our Board may consist of no less than three and no more than ten directors, as may be fixed from time to time by the Board. Our Board currently consists of seven directors. Each of our current six non-executive directors is independent under the New York Stock Exchange corporate governance rules that require a majority of our directors to be independent, with Mr. Ron Gutler serving as Lead Independent Director.

Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board. At each annual general meeting of our shareholders, the term of office of only one class of directors expires. The election or re-election of such class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election. Each director holds office until the annual general meeting of our shareholders in which his or her term expires, unless he or she is removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association.

Board Leadership and Lead Independent Director

Mr. Micha Kaufman, our Founder, has served as our Chief Executive Officer and as a member of our Board since our inception. In addition, Mr. Kaufman serves as our Chairperson of the Board.

Since our Chairperson of the Board is also our Chief Executive Officer, our Board has appointed Mr. Ron Gutler as Lead Independent Director, whose responsibilities include presiding over all meetings of the Board at which the Chairperson of the Board is not present, including any executive sessions of the independent directors, approving Board meeting schedules and agendas, and acting as the liaison between the independent directors and the Chief Executive Officer and Chairperson of the Board. Our Lead Independent Director also serves as Chairperson of each of the committees of our Board.

Board Composition and Qualification

Our Board currently consists of five (5) male and two (2) female directors. Our Board and Nominating, Environmental, Social and Governance Committee (the “Nominating and ESG Committee”) believe that the skills, qualities, attributes, experience, and backgrounds of our directors provide us with a diverse range of perspectives to effectively address our evolving needs and represent the best interests of our shareholders. As such, our Board annually assesses its composition in terms of skill sets, experience and the range of perspectives needed to ensure inclusive and effective oversight of its strategic plan for value creation.

Corporate Governance Practices

Below, we summarize the key governance practices and policies that our Board considers as material in order to advance our goals and protect the interests of our shareholders, including:

What we do?
Maintain a majority independent Board	Maintain a lead independent director who also serves as the chairperson of all of the Board’s committees
Maintain entirely independent Board committees	Oversee our sustainability policies and practices at the Board and management levels
Conduct annual Board and committee evaluation process	Ongoing shareholder engagement program

For more information regarding our Board, its committees and our corporate governance practices, see “Part I, Item 6.C. Board Practices” of our Annual Report on Form 20-F for the year ended December 31, 2024, as filed with the SEC on February 19, 2025 (the “Annual Report”).

Board Oversight of Risk Management

One of the main responsibilities of our Board is to effectively monitor and manage the Company’s evolving risk profile. Our committees play a vital role in supporting the Board’s risk oversight responsibilities, as follows:

Committee	Risk Oversight Areas of Focus
Audit	• Our overall risk assessment and strategy for managing enterprise risk • Accounting and financial reporting, legal, compliance and privacy • Cybersecurity, including product and information security
Compensation	• Compensation policies and practices related to our directors, executives and employees • Our human capital management development
Nominating and ESG	• Sustainability program, including corporate governance and environmental stewardship

The committees receive regular updates from the relevant functions within the Company responsible for the management and mitigation of the different areas of risk. In addition, the committees hold closed executive sessions with individual members of Fiverr’s leadership team as well as our internal and external audit functions. The committees’ Chairperson apprises the Board regularly of committee discussions, decisions and actions taken.

COMPENSATION OF DIRECTORS AND CERTAIN EXECUTIVE OFFICERS

Independent Compensation Advisor and Peer Group

Our Board and its Compensation Committee have consistently taken a disciplined approach to effectively manage the long-term dilutive impact of our equity incentive grants and are committed to continuing to balance the scope of our equity compensation program with its impact on our earnings per share. The Compensation Committee and Board regularly review the Company’s equity compensation methodology to ensure it supports the achievement of our financial and strategic objectives and remains in line with market practices, while effectively managing the level of shareholder dilution and our share-based compensation.

What we do?
Base a significant portion of the variable compensation opportunity for executive officers on financial performance	Regularly review executive compensation benchmarking and peer group data
Set annual incentive targets for our Chief Executive Officer based on objective performance measures	Offer equity and cash compensation which we believe incentivizes our executive officers to deliver both short-term and long-term shareholder value
Emphasize pay-for-performance, such that the earning of annual bonuses is subject to the attainment of pre-set objective performance measurements	Manage dilution by shifting entirely to PSUs and RSUs as the form of long-term incentive grant
Cap cash bonus payments and annual equity-based compensation	Maintain an independent Compensation Committee, which engages an independent and reputable compensation advisor
Maintain an anti-hedging and anti-pledging policy	Maintain a policy for the recovery of erroneously awarded compensation (‘clawback policy’)

The Compensation Committee directly engaged the services of a well known compensation advisor to review the Company’s compensation practices and advise us as to whether they are aligned with, and competitive relative to U.S. market practices of our peers. The advisor reports directly to the Compensation Committee and the Compensation Committee determined the advisor to be independent.

Disciplined Dilution Management

Under the supervision of the Board, we exercise a disciplined approach to manage the long-term effects of our equity incentive grants and we frequently review and reassess our levels of share dilution. Fiverr’s management and Board remain committed to cautious management of the Company’s dilution and continue to take considerable measures to reduce dilution, while carefully balancing our need to retain talented employees and executives, who are the drivers of the Company’s success.

Since our initial public offering in June 2019, we have transitioned from granting only options to granting only PSUs and RSUs to management and only RSUs to non-management employees and directors. This shift has resulted in a significant reduction in dilution as we previously granted RSUs and options at a customary ratio of 1:2 (i.e., one RSU was equivalent to two options).

Going forward, we project that our dilution rate will decline, reiterating our goal to reduce dilution to below 10% in the years to come.

Compensation of Non-Executive Directors

On October 25, 2023, our shareholders approved an amendment to our directors’ compensation pursuant to which we reduced the total compensation terms of our non-executive directors. Accordingly, we pay each of our non-employee directors who (i) either joined our Board following our initial public offering or otherwise will join our Board in the future, or (ii) serves or will serve in the future on a Board committee (both (i) and (ii) together, an “Eligible Director”), the following compensation:

Cash Compensation

An annual cash retainer with respect to each twelve months of service in an amount of:

	Lead Independent Director or Chairperson	Member
Board of Directors	$50,000	$35,000

Additional fees with respect to each twelve months of service on the Board’s committees in the amounts of:

	Lead Independent Director or Chairperson	Member
Audit	$20,000	$10,000
Compensation	$15,000	$7,500
Nominating and ESG	$8,000	$4,000
Other committee as authorized by the Board	$8,000	$4,000

Payment to the committees’ chairpersons is in lieu of (and not in addition to) the payments referenced for committee membership. In case of service of less than a full twelve-month period, the annual fee shall be prorated with respect to the actual period of service.

Equity Based Compensation

Welcome Grant – Each newly appointed or elected non-executive director of the Company shall be granted RSUs with a grant date value of $300,000. Such welcome grant will vest on a quarterly basis over a period of one year. The commencement of vesting shall begin on the election or appointment date, as applicable.

Annual Grant – Each Eligible Director is granted RSUs with a grant date value of $225,000, upon each annual anniversary of his or her initial election or appointment (as applicable) (provided that the director is still in office) (the “Eligibility Date”). Such annual grant will vest on a quarterly basis over a period of one year. The commencement of vesting begins on the Eligibility Date.

The welcome grant and the annual grants are also subject to the following terms and conditions: (i) Acceleration - The equity awards shall be accelerated in the event of a Merger/Sale (as defined in the Company’s 2019 Share Incentive Plan, or the “2019 Plan”); (ii) Intended Tax Type of Award - Equity grants to directors who are Israeli residents and qualify for a “102 award” pursuant to Section 102 of the Israeli Income Tax Ordinance [New Version]-1961, as amended, and the regulations promulgated thereunder, shall be classified as 102 Awards (as defined in the 2019 Plan), capital gain track equity (and non-102 qualified grants to directors who are Israeli residents or to directors who are not Israeli residents will be classified as 3(9) Awards, as defined in the 2019 Plan); and (iii) General - The equity grants shall otherwise be subject to the terms and conditions of the 2019 Plan, or any effective equity plan at that time, and the award agreement in the form generally used by the Company at the time it was executed.

Compensation of Certain Executive Officers

For information concerning the annual compensation earned during 2024 by our five most highly compensated executive officers see Item 6.B. of our Annual Report, a copy of which is available on our website at https://investors.fiverr.com/.

SUSTAINABILITY AND IMPACT

Overview

Fiverr was built with a defined purpose from day one: to transform the way the world creates and works together. We believe that our success can only be built alongside the success of our stakeholders, including our community, employees, and shareholders. We are committed to building a long-term sustainable business that aligns our mission and business strategy with positive impacts on people, communities and our planet. One of the most important aspects of our strategy is the input from our stakeholders to ensure our values are aligned. That is why we administered an expansive materiality assessment that incorporated input from a wide audience of stakeholders including the Company’s executive management, employees, external suppliers, and buyers and sellers on our platform. The results of the assessment closely align with our four core pillars, as listed below. We also adopted industry best practices in our sustainability disclosures and reporting, including those of the Sustainability Accounting Standards Board (SASB) and the Task Force on Climate-Related Financial Disclosures (TCFD). Our positive contribution continued to be in line with the United Nations Sustainable Development Goals (UN SDGs), specifically those of: Quality Education; Gender Equality; Affordable and Clean Energy; Decent Work and Economic Growth; Reduced Inequalities; and Climate Action.

Governance and Oversight

Fiverr’s commitment to sustainability and impact falls under the purview of our Board. Oversight of the Company’s risks, strategies, policies, programs and practices related to sustainability matters is conducted by our Nominating and ESG Committee, and our EVP and General Counsel and EVP of Strategic Finance lead the day-to-day management of these matters. To further enhance our governance and demonstrate our commitment to sustainability, we formed a managerial Impact Forum composed of a multidisciplinary team responsible for evaluating risk and opportunities, developing policies, practices, information and communications. We also created a detailed roadmap of sustainability goals that are aligned with our key pillars and are consistent with our overall mission.

Key Focus Areas

During 2024, we continued with our four core pillars approach that outlines some of the specific ways we are making positive change in the world and the key issues that we believe are important to our business and stakeholders.

●          Creating fair economic and social opportunities: fostering a level playing field and providing economic and business opportunities for talent across the world;

●          Marketplace integrity and ethics: upholding high standards for quality and integrity in our marketplace;

●          Empowering our people: building an inclusive workforce and company culture; and

●          Climate change: reducing the carbon footprint by enabling remote work and driving responsible resource use.

Our 2024 Impact Report details the progress we have achieved and our initiatives under each of the pillars above. Building on this record, we intend to continue enhancing our sustainability and impact program and continue tracking our sustainability-related Key Performance Indicators (KPIs) we introduced in our 2023 ESG Report.

For more information on our sustainability initiatives, please visit our website at https://investors.fiverr.com/sustainability. Neither the Impact Report nor the contents of our website are incorporated into this Proxy Statement.

PROPOSAL NO. 1

RE-ELECTION OF DIRECTORS

Background

Our Board currently consists of seven directors and is divided into three classes with staggered three-year terms as follows:

●	the Class I directors are Jonathan Kolber and Yael Garten, and their terms expire at our annual meeting of shareholders to be held in 2026;

●	the Class II directors are Adam Fisher and Nir Zohar, and their terms expire at our annual meeting of shareholders to be held in 2027; and

●	the Class III directors are Micha Kaufman, Ron Gutler and Gili Iohan, and their terms expire at the Meeting.

At the Meeting, shareholders will be asked to re-elect incumbent directors Micha Kaufman, Ron Gutler and Gili Iohan. Micha Kaufman serves as our Chairperson of the Board and Chief Executive Officer. Ron Gutler and Gili Iohan each serve on each of our Audit, Compensation, and Nominating and ESG committees, qualifies as an independent director under the rules of SEC and the New York Stock Exchange relating to audit committee and compensation committee membership, and are also financially literate in accordance with the requirements of the NYSE Rules. Ron Gutler serves also as our Lead Independent Director, Chairperson of our Audit, Compensation, and Nominating and ESG committees, and serves as the Audit Committee financial expert under the rules of the SEC.

As part of the nomination of Ron Gutler and Gili Iohan, our Board and Nominating and ESG Committee evaluated the independence and capacity of Ron Gutler and Gili Iohan with regards to their other current commitments, including service on other public company board of directors and committees and the fact that they do not serve in executive positions at any other companies, and determined that each of them is able to fully and without conflict serve the best interests of the Company’s shareholders. In addition, our Board and Nominating and ESG Committee determined that Micha Kaufman is able to fully and without conflict serve the best interests of the Company’s shareholders.

In accordance with the Companies Law, each of Micha Kaufman, Ron Gutler and Gili Iohan has certified to us that he or she meets all the requirements of the Companies Law for election as a director of a public company and possesses the necessary qualifications and has sufficient time to fulfill his or her duties as a director of Fiverr, taking into account the size and special needs of Fiverr. During 2024, each of the directors standing for re-election at the Meeting attended all of our Board and Board committee meetings, as applicable.

As such, our Board and Nominating and ESG Committee recommended that each of Micha Kaufman, Ron Gutler and Gili Iohan be re-elected at the Meeting as a Class III director for a term to expire at the 2028 annual general meeting of our shareholders, and until his or her successor has been duly elected and qualified, or until his or her office is vacated in accordance with our Articles of Association or the Companies Law.

Biographical information concerning Micha Kaufman, Ron Gutler and Gili Iohan is set forth below:

Micha Kaufman, our Founder, has served as our Chief Executive Officer and as a member of our board of directors since our inception and currently also serves as Chairperson of our board of directors. Prior to founding Fiverr, Mr. Kaufman founded and led several technology ventures. Mr. Kaufman has served as a member of the Advisory Board of Cerca Partners LP, a venture capital firm, since November 2016. Mr. Kaufman holds an LL.B degree from Haifa University in Israel.

Ron Gutler has served as a member of our board of directors since April 2019 and as a Lead Independent Director since May 2021. From May 2002 through February 2013, Mr. Gutler served as the Chairperson of NICE Systems Ltd., a public company specializing in voice recognition, data security and surveillance. Between 2000 and 2011, Mr. Gutler served as the Chairperson of G.J.E. 121 Promoting Investments Ltd., a real estate company. Mr. Gutler is a former Managing Director and Partner of Bankers Trust Company, which is currently part of Deutsche Bank. Mr. Gutler currently serves on the board of directors of Wix.com Ltd., CyberArk Software Ltd. and several private companies. Mr. Gutler holds a B.A. and an M.B.A. from the Hebrew University of Jerusalem.

Gili Iohan has served as a member of our board of directors since April 2019. Ms. Iohan is currently a Partner at ION Crossover Partners, an Israeli based cross-over fund. Ms. Iohan previously served as Chief Financial Officer of Varonis Systems, Inc., responsible for the company’s finance, accounting and back office operations, from 2005 to April 2017. Prior to that, she was a Partner for six years at Nextage Ltd., a financial services advisory firm. Ms. Iohan currently serves on the board of directors of Varonis Systems, Inc., Monday.com Ltd. and Cato Networks Ltd. Ms. Iohan holds a B.A. and an M.B.A. from Tel Aviv University in Israel.

Proposal

The shareholders are being asked to re-elect each of Micha Kaufman, Ron Gutler and Gili Iohan for a term to expire at the 2028 annual general meeting of our shareholders, and until their respective successors have been duly elected and qualified, or until their office is vacated in accordance with our Articles of Association or the Companies Law.

It is proposed that the following resolutions be adopted at the Meeting:

RESOLVED, that Micha Kaufman be re-elected as a Class III director, to serve until the 2028 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law;

FURTHER RESOLVED, that Ron Gutler be re-elected as a Class III director, to serve until the 2028 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law; and

FURTHER RESOLVED, that Gili Iohan be re-elected as a Class III director, to serve until the 2028 annual meeting of shareholders and until her successor has been duly elected and qualified, or until her office is vacated in accordance with the Company’s Articles of Association or the Companies Law.

Vote Required

The vote required for the re-election of each of Micha Kaufman, Ron Gutler and Gili Iohan as a Class III director for a term to expire at the 2028 annual general meeting is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting thereon.

Board Recommendation

The Board recommends a vote “FOR” the re-election of each of Micha Kaufman, Ron Gutler and Gili Iohan as a Class III director for a term to expire at the 2028 annual general meeting.

PROPOSAL NO. 2

RE-APPOINTMENT OF INDEPENDENT AUDITORS
AND AUTHORIZATION OF THE BOARD TO FIX THEIR REMUNERATION

Background

Our Audit Committee and Board have approved the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2025, and until the next annual general meeting of shareholders, subject to the approval of our shareholders.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in each of the previous two fiscal years:

	2024	2023
	(in thousands)
Audit fees(1)	$770	$701
Tax fees(2)	437	430
Audit-related fees(3)	160	6
Total	$1,367	$1,137

(1)
“Audit fees” for the years ended December 31, 2024 and 2023 include fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with statutory and regulatory filings or engagements and review of documents filed with the SEC.

(2)	“Tax fees” for the years ended December 31, 2024 and 2023 were related to ongoing tax advisory, tax compliance and tax planning services.

(3)
“Audit-related fees” in the years ended December 31, 2024 and 2023 were related to assurance and associated services that are performed by the independent auditor, which include due diligence investigations and audit-related services.

Our Audit Committee has adopted a pre-approval policy for the engagement of our independent accountants to perform certain audit and non-audit services.  Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent accountants.  Our Audit Committee pre-approved all the audit services and all of the non-audit services provided to us and to our subsidiaries since our pre-approval policy was adopted.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as Fiverr International Ltd.’s independent registered public accounting firm for the year ending December 31, 2025, and until the next annual general meeting of shareholders, and to authorize the Company’s Board (with power of delegation to its Audit Committee) to set the fees to be paid to such auditors in accordance with the volume and nature of their services.

Vote Required

The vote required for approval for the re-appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2025, and until the next annual general meeting of shareholders is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting thereon.

Board Recommendation

The Board recommends a vote “FOR” the re-appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2025, and until the next annual general meeting of shareholders.

PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2024. A copy of the Annual Report, including the audited consolidated financial statements for the year ended December 31, 2024, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the “Investor Relations” section of our Company’s website at https://investors.fiverr.com.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this Proxy Statement.  If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 25 of the Company’s Articles of Association, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Annual Report filed with the SEC on February 19, 2025, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at https://investors.fiverr.com/.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,

Micha Kaufman	Ron Gutler
Chairperson of the Board and Chief Executive Officer	Lead Independent Director

Dated: August 7, 2025